UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For December, 2024

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090

Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Nasdaq Letter

On December 31, 2024, the Company received a letter (“Letter”) from The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is no longer in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Requirement”). According to the Letter, based upon the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from November 8, 2024 to December 20, 2024, the Company no longer meets this requirement.

The Nasdaq Listing Rules provide the Company a compliance period of 180 calendar days after receipt of the Letter, or until June 30, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. The Company can regain compliance, if at any time during the Compliance Period, the closing bid price of the Company’s ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance and this matter will be closed. In the event the Company does not regain compliance by the end of the Compliance Period, the Company may then be eligible for an additional 180 calendar days to regain compliance if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement, and provides written notice of its intention to cure the deficiency during the second compliance period.

If it appears to Nasdaq’s staff that the Company will not be able to cure the deficiency by the end of the Compliance Period, or if the Company is otherwise not eligible for an additional compliance period, the Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

The Letter has no immediate effect on the listing of the Company’s ordinary shares, and during the Compliance Period, as may be extended, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “CHEK.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: December 31, 2024	By:	/s/ David Lontini
		Name:	David Lontini
		Title:	Chairman of the Board

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